Turant, Inc
FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2023 and 2022
(Unaudited)

Turant, Inc
BALANCE SHEET

	As of December 31,	
	2023	**2022**

ASSETS
CURRENT ASSETS

	2023	2022
Cash and cash equivalents	$ 3,731	$ 79,431
Accounts receivable	$ 43	$ -
Other Receivables	$ -	$ -
Prepaid expenses and other assets	$ -	$ -
TOTAL CURRENT ASSETS	**3,773**	**79,431**

PROPERTY AND EQUIPMENT

Property and equipment - net	-	-

OTHER ASSETS

Intangible assets, net	-	-
Deposits	-	-
	-	-
TOTAL ASSETS	$ 3,773	$ 79,431

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

	2023	2022
Accounts payable	$ -	$ -
Loan from officer	120,649	88,187
Other Liability	130,541	114,377
TOTAL CURRENT LIABILITIES	**251,190**	**202,564**
TOTAL LIABILITIES	**251,190**	**202,564**

SHAREHOLDERS' EQUITY

	2023	2022
Preferred Stock	568	525
Current Year Earnings	(124,326)	(120,073)
Retained earnings	(123,659)	(3,585)
TOTAL SHAREHOLDERS' EQUITY	**(247,417)**	**(123,134)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,773	$ 79,431

Turant, Inc
STATEMENT OF OPERATIONS

As of December 31,

	2023	2022
OPERATING EXPENSES		
Advertising and Promotion	$ 1,473	$ (736)
Bank Fees	167	
Computer and Internet Expenses	4,615	2,134
Continuing Education	1,721	3,500
Dues and Subscriptions	547	126
Expensed Equpment	905	-
Legal & Professional Fees	76,054	94,380
Office Supplies	299	-
Outside Services	5,677	-
Software	25	153
Taxes & Licenses	-	386
Travel & Related Expense	11,733	9,430
Repairs and Maintenance	400	563
Insurance Expense	193	715
Communications	4,986	7,671
Utilities	-	1,752
TOTAL OPERATING EXPENSES	**108,794**	**120,073**
OTHER INCOME/(EXPENSE)		
Interest expense	16,008	-
Interest income	(477)	-
TOTAL OTHER INCOME/(EXPENSE)	15,532	-
NET INCOME (LOSS)	$ (124,326)	$ (120,073)

Turant, Inc
STATEMENT OF EQUITY

	Common Stock		Preferred Stock		Additional Paid-in Capital	Paid-in Capital (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY, 2022	5,525,000	$ 525	-	$ -		$ (123,659)	$ (123,134)
Contributions	426,500	$ 43			$ -	$ -	$ 43
Other comprehensive gain/(loss)							$ -
Net income						$ (124,326)	$ (124,326)
ENDING BALANCE, DECEMBER 31, 2023	5,951,500	$ 568	-	$ -	$ -	$ (247,984)	$ (247,417)

Turant, Inc
STATEMENT OF CASH FLOW

		As of December 31,	
		2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$	(124,326)	(120,073)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depre Depreciation expense		-	-
(Increase) decrease in assets:			
Accounts r Accounts receivable		-	-
Prepaid ex Prepaid expenses and other current assets		-	-
Increase (decrease) in liabilities:			
Loan from Loan from Officer		32,462	78,187
Other Liab Other Liability		16,164	114,407
CASH USED FOR OPERATING ACTIVITIES	$	(75,700)	72,521
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash used for fixed assets		-	-
Issuance of notes receivable - related party		(43)	-
Cash used for intangible assets		-	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITII		(43)	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common and preferred stock		43	525
CASH PROVIDED BY INVESTING ACTIVITIES		43	525
NET INCREASE (DECREASE) IN CASH		(75,700)	73,046
CASH AT BEGINNING OF YEAR		79,431	6,385
CASH AT END OF YEAR	$	3,773	$ 79,431
CASH PAID DURING THE YEAR FOR:			
INTEREST		-	-
SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:			
STOCK ISSUANCE IN EXCHANGE FOR ASSETS		-	-

Turant, Inc
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2023 and 2022

1   **ORGANIZATION AND PURPOSE**

Turant, Inc ("the company") is a corporation organized under the laws of the State of Delaware. The Company operates in the AI Industry. Turant provides a Voice AI SaaS based Authentication platform, targeting Voice AI solutions to change the world in segments such as Secure Multi Factor Authentication, Voice based QR code alternate, Digital Payments, National Digital ID, Remote financial management where no similar solutions available due to technical limitations.

2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a.   **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b.   **Fiscal Year**

The company fiscal year end is Dec 31.

c.   **Cash and Cash Equivalents**

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2019, the Company's cash positions include its operating bank account.

d.   **Legal fees**

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e.   **Advertising Expenses**

The Company expenses advertising costs as they are incurred.

f.   **Interest Expense**

Interest Expenses represent the interest payable to the officer on the loan made to the company for its day to day operations at 10% per annum.

g   **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2   **Equity**

Also, under the articles of incorporation, the total number of Common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000) shares of Common Stock, $0.00001 par value per share. As of December 31, 2023, Common share issued is 5,951,000.

3   **SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.